FILED BY UNION BANKSHARES CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: XENITH BANKSHARES, INC.

(Commission File No. 001-32968)

UNION BANKSHARES CORPORATION

October 2, 2017

Dear Shareholder:

We recently mailed you proxy materials in connection with our upcoming Special Meeting of Shareholders to be held on October 26, 2017. The purpose of this meeting is to consider and vote on a proposal to approve the Agreement and Plan of Reorganization, dated as of May 19, 2017, between Union Bankshares Corporation (“Union”) and Xenith Bankshares, Inc. (“Xenith”), including the related Plan of Merger, pursuant to which Xenith will merge with and into Union, with Union being the surviving company in the merger, as more fully described in the joint proxy statement/prospectus previously mailed to you. According to our records, we have not yet received your vote.

Your vote is very important, regardless of the number of shares you own. Please take a moment to vote your shares by returning the enclosed proxy card in the envelope provided. You can also vote by telephone or the internet by following the instructions on the enclosed proxy card. Please note that the internet voting website address provided on the proxy card in your original mailing was incorrect. The enclosed proxy card contains the correct internet website (www.envisionreports.com/UBSH) for voting online.

Please disregard this letter if you have already voted your shares. Thank you for your cooperation and support.

Sincerely,

John C. Asbury

President and Chief Executive Officer

Additional Information and Where to Find It

In connection with the proposed merger, Union filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on August 16, 2017, as amended on September 12, 2017, to register the shares of Union common stock to be issued to the shareholders of Xenith. A definitive joint proxy statement/prospectus has been sent to the shareholders of Union and Xenith seeking their approval of the merger and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Before making any voting or investment decision, investors and shareholders of Union and Xenith are urged to read carefully the entire registration statement and joint proxy statement/prospectus, including any amendments thereto, and any other relevant documents filed with the SEC in connection with the proposed merger, because they contain important information about Union, Xenith and the proposed merger. Free copies of the joint proxy statement/prospectus and other documents filed with the SEC may be obtained at the SEC’s website at www.sec.gov, and also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Xenith Bankshares, Inc., 901 E. Cary Street Richmond, Virginia, 23219, Attention: Thomas W. Osgood (telephone: (804) 433-2200), or by accessing Union’s website at www.bankatunion.com under “Investor Relations” or Xenith’s website at www.xenithbank.com under “Investor Relations” under “About Us.” The information on Union’s and Xenith’s websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Union and Xenith and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Union and/or Xenith in connection with the merger. Information about the directors and executive officers of Union is set forth in the proxy statement for Union’s 2017 annual meeting of shareholders filed with the SEC on March 21, 2017. Information about the directors and executive officers of Xenith is set forth in Xenith’s Annual Report on Form 10-K, as amended, filed with the SEC on May 1, 2017. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X 02OIIC 0 2 C V + Special Meeting Proxy Card . C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below NOTE: Please sign your name(s) exactly as shown imprinted hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. + B Non-Voting Items A Proposals — The Board of Directors recommends a vote FOR Proposals 1 and 2. For Against Abstain 1. Proposal to approve the Agreement and Plan of Reorganization, dated as of May 19, 2017, between Union Bankshares Corporation (“Union”) and Xenith Bankshares, Inc. (“Xenith”), including the related Plan of Merger, pursuant to which Xenith will merge with and into Union. 3. In their discretion, the proxy agents are authorized to transact such other business as may properly come before the meeting and any adjournments or postponements thereof. For Against Abstain 2. Proposal to adjourn the meeting, if necessary and appropriate, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meeting to approve Proposal 1. Meeting Attendance Mark box to the right if you plan to attend the Special Meeting. Change of Address — Please print new address below. IMPORTANT SPECIAL MEETING INFORMATION Admission Ticket qIF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Electronic Voting Instructions Available 24 hours a day, 7 days a week! Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy. VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR. Proxies submitted by the Internet or telephone must be received by 11:59 p.m., Eastern Time, on October 25, 2017. Vote by Internet • Go to www.envisionreports.com/UBSH • Or scan the QR code with your smartphone. • Follow the steps outlined on the secure website. Vote by telephone • Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone. • Follow the instructions provided by the recorded message.

. Special Meeting of Shareholders to be held October 26, 2017 This proxy is solicited by the Board of Directors of Union Bankshares Corporation. John C. Asbury and Rachael R. Lape, or either of them (each, a “Proxy”), with full power to act alone, the true and lawful attorneys-in-fact of the signing shareholder, each with the power of substitution, are hereby authorized to represent and vote the shares of such shareholder, with all the powers which such shareholder would possess if personally present at the Special Meeting of Shareholders of Union Bankshares Corporation to be held on October 26, 2017 or at any adjournments or postponements thereof. Shares represented by this proxy will be voted as directed by the shareholder on the accompanying proxy. If no such directions are indicated, the Proxies will have the authority to vote FOR Proposal 1 to approve the Agreement and Plan of Reorganization and related Plan of Merger, pursuant to which Xenith will merge into Union and FOR Proposal 2 to adjourn the meeting, if necessary or appropriate, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meeting to approve Proposal 1. The Proxies, in their discretion, are further authorized to transact such other business as may properly come before the Special Meeting of Shareholders and at any adjournments or postponements thereof. (Items to be voted appear on reverse side.) REVOCABLE PROXY — Union Bankshares Corporation IMPORTANT SPECIAL MEETING INFORMATION IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON OCTOBER 26, 2017 THE PROXY STATEMENT IS AVAILABLE AT: www.envisionreports.com/UBSH 2017 Special Meeting Admission Ticket Special Meeting of Shareholders of Union Bankshares Corporation October 26, 2017 at 9:00 a.m. The Hotel Roanoke & Conference Center 110 Shenandoah Avenue Roanoke, Virginia 24016 Upon arrival, please present this admission ticket and photo identification at the registration desk. qIF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q